UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

GARTNER, INC.
(Name of Issuer)
Class A Common Stock, Par Value $.0005 Per Share
(Title of Class of Securities)
366651107
(CUSIP Number)
Silver Lake Partners, L.P.
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	366651107

1	NAMES OF REPORTING PERSONS: SILVER LAKE PARTNERS, L.P., a Delaware limited partnership.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,615,128*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

25,615,128*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,615,128*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

* See Item 5.

CUSIP No.	366651107

1	NAMES OF REPORTING PERSONS: SILVER LAKE INVESTORS, L.P., a Delaware limited partnership.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,615,128*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

25,615,128*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,615,128*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

* See Item 5.

CUSIP No.	366651107

1	NAMES OF REPORTING PERSONS: SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a Delaware limited liability company.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,615,128*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

25,615,128*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,615,128*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

* See Item 5.

     This Amendment No. 6 to Schedule 13D supplements and amends the Schedule 13D of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (the “Silver Lake Entities”) originally filed on April 15, 2003, as amended by Amendment No. 1 filed on September 19, 2003, Amendment No. 2 filed on June 21, 2004, Amendment No. 3 filed on August 30, 2004, Amendment No. 4 filed on May 22, 2006 and Amendment No. 5 filed on June 1, 2006, with respect to the Common Stock, par value $.0005 per share (the “Common Stock”) of Gartner, Inc. (“Gartner”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:
     On September 15, 2006, the Silver Lake Entities and ValueAct Capital Master Fund III, L.P. (“ValueAct”) entered into a Stock Purchase Agreement pursuant to which ValueAct agreed to purchase 2,000,000 shares of Common Stock from the Silver Lake Entities. Settlement of this sale has now taken place.
     The Stock Purchase Agreement is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented by the following:
     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
     Prior to the sale to ValueAct reported hereby, the Silver Lake Entities beneficially owned 25,615,128 shares of Common Stock. As a result of the sale to ValueAct, the Silver Lake Entities now own 23,615,128 shares of Common Stock, representing approximately 20.7% of the issued and outstanding shares of Common Stock, based on the 114,056,357 shares of Common Stock that Gartner reported as outstanding as of July 25, 2006 in Gartner’s quarterly report on Form 10-Q for the quarter ended June 30, 2006.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 4 of this Amendment, which is herein incorporated by reference.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 9	Stock Purchase Agreement, dated as of September 15, 2006, by and among Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C. and ValueAct Capital Master Fund III, L.P.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: September 18, 2006

SILVER LAKE PARTNERS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner

By:	/s/ Alan K. Austin
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE INVESTORS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner

By:	/s/ Alan K. Austin
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.
By:	Silver Lake Technology
Management, L.L.C., its Manager

By:	/s/ Alan K. Austin
	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer